

Mail Stop 3561

March 10, 2009

Via U.S. Mail

Mr. Samuel Masucci, III
President
MacroShares Housing Depositor, LLC
73 Green Tree Drive #9
Dover, DE 19904

>   **Re: MacroShares Housing Depositor, LLC**
>   **Amendment No. 3 to Registration Statements on Form S-1**
>   **Filed February 17, 2009**
>   **File No. 333-151522**
>   **File No. 333-151523**

Dear Mr. Masucci:

We have reviewed your responses to the comments in our letter dated October 15, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing provided by counsel.

General

1. We note the proposed "changed pages" included in the "Up" and "Down" registration statements indicating the changes to be included in the registration statements registering MacroShares on a continuous basis. However, we did not see an explanation in your response letter explaining how you plan to register the MacroShares on a continuous basis. Please note that the shares for the initial offerings and the continuous offerings should be registered on separate

registration statements. Furthermore, the registration statements registering MacroShares on a continuous basis should be filed with the Commission in due time to provide the Staff adequate time to review the filings.

2. We note your response to prior comment 1 and the statement that you have postponed the offering of the Housing MacroShares "in order to allow enough time for placement agents to introduce these securities to the market." Based on your response and the lack of material information in the prospectus, please provide us with an analysis as to how the prospectus comports with the federal securities laws. Refer to Section 10 of the Securities Act of 1933, as amended.

Registration Statement Cover

3. Please revise to include the IPO incentive fees as a separate use of proceeds. Also confirm that FINRA has approved these payments to placement agents. In addition, please revise the summary at an appropriate place to explain that the amounts invested in treasuries will be less than investors pay because of the payments of the IPO incentive fee.

Prospectus

Prospectus Summary, page 1

4. Please disclose how long the auction process will last in the summary plan of distribution section.

Quarterly Distributions, page 11

5. Please reposition the final sentence of the first new paragraph, which says that the "Up Trust will not be able to make any quarterly distributions on the Up MacroShares for so long as the low short-term treasury yields that are currently prevailing in the market persist" so that it is a stand along paragraph on page 11 (or earlier) and put it in bold.

Fees and Expenses, page 21

6. Please explain the fee for "advertising and investor education" and disclose all the recipients of such fees.

Reports to Shareholders, page 83

7. We note that you have changed your independent public accountant. Please provide the required information as provided under Item 304 of Regulation S-K.

Closing of the Auction and Pricing, page 99

8. Please disclose whether there is a process for an investor to "reconfirm" an auction bid upon receiving the notice of acceptance from the related placement agent or participating dealer.

Notes to the Statement of Financial Condition, page E-1

9. Please update the Notes to Statement of Financial Condition to provide that a MacroShares Unit will consist of 10,000 Up and 10,000 Down MacroShares.

Exhibit E, Report of Independent Registered Public Accounting Firm and Statement of Financial Condition

10. Please update the Statement of Financial Condition, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. If your fiscal year-end is December 31, you should provide updated audited financial statements as of December 31.

11. Provide currently dated consents from the independent public accountants in the next amendment.

Exhibit 99.2

Cover

12. Please tell us whether you intend to carry over fees from the registration of the initial offerings of the MacroShares to the registration statements where you will be registering shares on a continuous basis. If so, please revise to state such on the cover to the related registration statement.

Plan of Distribution

13. Please revise to clarify that persons whose actions make them statutory underwriters are statutory underwriters and remove the "deemed" language which might confuse readers.

14. Refer to the last paragraph of this section. Please tell us who the persons are who are not broker dealers whom you might compensate in connection with sales made by those peoples. Also we suggest disclosing in the summary that as much as 10% of the gross proceeds of the offering may be used for purposes other than investing in the treasuries.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any questions.

Regards,

Max A. Webb
Assistant Director

cc: <u>via facsimile (212) 735-2000</u>
        Richard F. Kadlick, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP